

February 3, 2011

Via U.S. Mail

Jessica Pan
Acting Chief Financial Officer
Himax Technologies, Inc.
10F, No.1, Xiangyang Road
Taipei 10046
Taiwan, Republic of China

     Re: Himax Technologies, Inc.
            Form 20-F for the fiscal year ended December 31, 2009
            Filed June 3, 2010
            File No. 000-51847

Dear Ms. Pan

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Amanda Ravitz
               Assistant Director

cc: James C. Lin, Esq.
        Davis Polk & Wardwell LLP
        (via facsimile)